UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):   ☐  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☒  Form 10-Q    ☐  Form N-SAR

For period ended: October 31, 2007

☐   Transition report on Form 10-K
☐   Transition report on Form 20-F
☐   Transition report on Form 11-K
☐   Transition report on Form 10-Q
☐   Transition Report on Form N-SAR

For the transition period ended:

Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

GLOBAL INNOVATION CORP.
Full name of registrant

901 Hensley Lane
Address of principal executive office

Wylie, Texas 75098
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-Q for the period ended October 31, 2007 cannot be filed within the prescribed time period due to technical difficulties. The filing software was not available until the due date of the filing. As stated in the EDGAR filing web site from the first paragraph of the EDGAR 9.8 Release Notes. "EDGAR Release 9.8, which was moved into Production on December 17, 2007, introduces updates to the EDGARLink software, submission templates, EDGAR websites, and host software."

This delay is administrative in nature only. The Company has filed its Quarterly Report on Form 10-Q for the period ended October 31, 2007 concurrent with the filing of this Form 12b-25 the day following the prescribed due date on December 18, 2007.

Part IV - Other Information
(1)	Name and telephone number of person to contact in regard to this notification:
	BRAD J. PETERS (Name)	(214) 291-1427 (Area code) (Telephone number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Global Innovation Corp.
Name of registrant as specified in its charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: December 18, 2007	By: /s/ BRAD J. PETERS
Brad J. Peters, Vice President and Chief Financial Officer